SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2016

On March 3, 2017, the Board of Directors of Woori Bank passed the following resolution to hold the annual general meeting of shareholders on March 24, 2017.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 24, 2017; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda:

1. Approval of financial statements for the fiscal year 2016

2. Amendments to the Articles of Incorporation

3. Appointment of directors (2directors)

3-1 Standing Director Candidate : Kwang-Goo Lee

3-2 Standing Director Candidate : Jung-Sik Oh

4. Appointment of President & CEO

- Candidate : Kwang-Goo Lee

5. Appointment of Audit Committee member who is not an outside director

- Candidate for member of the Audit Committee who is not an outside director : Jung-Sik Oh

6. Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Appointment of directors

Name	Date of Birth	Term	Appointment	Career Background
Kwang-Goo Lee	July 1957	From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM held in Mar. 2019	Re-Appointment	- Current) President & CEO, Woori Bank - Executive Vice President, Consumer Banking Business Unit, Woori Bank - Executive Vice President, Finance & Management Planning Unit, Woori Bank

Jung-Sik Oh	July 1956	From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM held in Mar. 2019	New Appointment	- CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank - Head of Risk Planning and Policies Division, Citibank

• Appointment of President & CEO
Name	Date of Birth	Term	Appointment	Career Background
Kwang-Goo Lee	July 1957	From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM held in Mar. 2019	Re-Appointment	- Current) President & CEO, Woori Bank - Executive Vice President, Consumer Banking Business Unit, Woori Bank - Executive Vice President, Finance & Management Planning Unit, Woori Bank

• Appointment of Audit Committee Member who is not an outside director
Name	Date of Birth	Term	Appointment	Career Background
Jung-Sik Oh	July 1956	From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM held in Mar. 2019	New Appointment	- CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank - Head of Risk Planning and Policies Division, Citibank

In accordance with Article 18 of the Corporate Governance Code, information regarding outside director candidate recommendation is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 3, 2017	By:	/s/ Hyun Seok Shin
(Signature)

Name: Hyun Seok Shin
Title: Executive Vice President